

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 1, 2017

Douglas J. Goddard
Chief Financial Officer
Hope Bancorp, Inc.
3200 Wilshire Boulevard, Suite 1400
Los Angeles, California 90010

      Re: Hope Bancorp, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed May 18, 2017
             Form 8-K
             Filed April 28, 2017
             File No. 000-50245

Dear Mr. Goddard:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed April 28, 2017

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 99.1 News release dated April 27, 2017 concerning results of operations and financial condition for the first quarter ended and as of March 31, 2017

General

1. You disclose the non-GAAP measures of Core net income, core diluted earnings per common share, and noninterest expense all excluding merger-related expenses. For each

individual expense category included in the total merger-related expenses please provide us additional information to help us understand the nature of each expense. Specifically address whether each adjustment represents a direct restructuring expense such as employee severance and contract termination fees or if they are related to duplicative, synergy like adjustments that will eventually run-off over time.

Operating Results for the 2017 First Quarter

Net Interest Income and Net Interest Margin

2. You disclose the non-GAAP measures of Net interest margin, excluding the effect of acquisition accounting adjustments, Weighted average yield on loans, excluding the effects of acquisition accounting adjustments and Weighted average cost of deposits, excluding the effect of acquisition accounting adjustments. The exclusion of these adjustments from your non-GAAP metrics are not appropriate as they appear to represent a tailored accounting principle because they only exclude the effects of purchase accounting, rather than adjustments that may try to reflect true organic growth. Therefore, in future filings, to the extent material, please confirm you will no longer present these types of non-GAAP adjustments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3492 with any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant